                           Filed by Pennsylvania Real Estate Investment Trust
                               Subject Company:   Crown American Realty Trust
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     And Deemed Filed Pursuant to Rule 14a-12
                                    Under the Securities Exchange Act of 1934
                                                 Commission File No.:  1-6300

Investor Notice


         In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in this transcript, PREIT and Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust at, the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

         PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.


Transcript of Pennsylvania Real Estate Investment Trust
First Quarter 2003 Earnings Release Conference Call
Wednesday, May 14, 2003 1:00 pm




_____________________________________________

THE OPERATOR

Good afternoon, ladies and gentlemen, and welcome to the Pennsylvania Real Estate Investment Trust first-quarter conference call. At this time, all parties have been placed on a listen-only mode, and the floor will be open for your questions and comments following the presentation.

It is now my pleasure to turn the floor over to your host, from KCSA, Mr. Todd Fromer.

_____________________________________________

MR. TODD FROMER

Good afternoon, everyone, and welcome to the Pennsylvania Real Estate Investment Trust first-quarter earnings conference call. This is Todd Fromer of KCSA public relations. Before we begin, I would like to remind everyone of several items. This conference call contains certain forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events, and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the sale of its multi-family portfolio, or consequently, to repay the acquisition loan with the proceeds therefrom, may not be able to consummate the acquisition of Echelon Mall, and Plymouth Meeting Mall on previously announced terms or otherwise favorable terms to PREIT, or at all, and may not be able to consummate the merger with CROWN. Or if such transactions are consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statements. Certain factors that could cause PREIT not to consummate such transactions or could cause PREIT's actual results to differ materially from expected results include, without limitation, the satisfaction of closing conditions applicable to such transactions, some of which are beyond PREIT's control. In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired, and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to, and disclaims any duty or obligation to update or revise any forward-looking statements or industry information said on this conference call to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and CROWN American Realty Trust, PREIT and CROWN American Realty Trust intend to file a joint proxy statement prospectus on form S4 and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and CROWN American Realty Trust at the Securities and Exchange Commission's Web site at www.SEC.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing your request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania, 19102, attention Investor Relations. In addition, these materials and other documents filed by CROWN American Realty trust may be obtained for free by directing the request to CROWN American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania, 15901, attention Investor Relations. PREIT and CROWN American Realty Trust and their respective trustees and executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and CROWN American Realty trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 annual meeting of shareholders, which was filed with the Securities and Exchange Commission on April 30th, 2003. Information about the trustees and executive officers of CROWN American Realty Trust and their ownership of CROWN American Realty Trust stock is set forth in the CROWN American Realty Trust annual report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31st, 2003 and April 22nd, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement prospectus when it becomes available. A registration statement relating to PREIT securities to be issued in the merger of CROWN into PREIT has not been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This conference call shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sales of securities in any state. Any such offer, solicitation or sale will be unlawful, prior to registration or qualification under the securities laws of any such state.

With that said, I would now like to turn the call over to Jonathan Weller, President and Chief Operating Officer of PREIT.

_____________________________________________

MR. JONATHAN WELLER

Thank you, Todd, and good afternoon, everyone. Thank you for joining us today for our second of two conference calls. We would like to take this opportunity to discuss in more detail our results for the first quarter ended March 31st, 2003. With me this afternoon is Ed Glickman, our Chief Financial Officer, who will be speaking in a moment. Also with me today are Bruce Goldman, our Executive Vice President and General Counsel, and Dave Bryant, our Senior Vice President and Treasurer. Before we proceed, I would like to remind participants that if you are interested in learning about our merger with CROWN American Realty Trust, you may listen, beginning Thursday, to a replay of our earlier conference call by dialing 1-877-519-4471 and enter the code number 3931094. If you still have questions, please feel free to call one of us off-line.

In the first quarter of 2003, net income increased 33.5 percent to $5 million, compared to $3.7 million in the last quarter of 2002. On a per-share basis, net income rose 28.5 percent, to 30 cents per share from 23 cents per share in the earlier quarter. Net income includes a $1.2 million gain from the sale of a parcel of land at Crest Plaza to Target. Target anticipates that the store will open in the third quarter of this year. FFO for the first quarter of 2003 increased by 8.4 percent to 11.5 million over the comparable period in 2002. On a per-share basis, FFO increased by 5.6 percent, to 63 cents per share from 60 cents per share in 2002. First-quarter 2003 NOI increased by 20.5 percent to
41.1 million from 34.1 million. The increases in revenues and FFO were in line with our expectations. Same-store NOI growth for the retail portfolio was up 4.0 percent in the 2003 first quarter. On a same-store basis, occupancy in our power center portfolio increased to 97.5 percent. Our mall portfolios decreased to
90.0 percent at the end of the first quarter, from 93.2 percent, mainly due to the closing of Ames at Dartmouth Mall. The company purchased the Ames Group and executed a letter of intent for the sale of a pad site to the May Company for the addition of a 140,000 square foot Filene's.

Our multi-family same-store NOI decreased by 3.2 percent in the 2003 first quarter, compared to last year, due in large part to expenses related to the severe winter at our northern market. With regard to the acquisitions of the six properties from Rouse Company and the sale of our multi-family portfolio, as previously announced, I would like to summarize where we stand on those transactions. PREIT acquired four of the six Rouse properties -- Cherry Hill Mall, Moorestown Mall, Exton Square Mall, and The Galleria at Market East -- as we announced at the end of April. The closing of the remaining two large mall acquisitions is expected to occur by the end of the second quarter. The purchase of Echelon Mall and the retail ventures in Plymouth Meeting Mall require lender consent, which has not yet been obtained.

The multi-family transaction is expected to close by July 31st. During the second quarter, the company sold Cambridge Hall apartments in West Chester, Pennsylvania to its partner for a price of $6.7 million, including the assumption of $2.5 million in mortgage debt. The partner exercised its right of first refusal at the same price as specified in the company's agreement with Morgan Properties. The company is expected to record a gain of approximately $4 million in the second quarter of 2003. As a result of the timing of our purchase and sale agreement for the sale of multi-family portfolios, the company has classified the multi-family assets as assets held for sale on the consolidated balance sheet, and as discontinued operations on the consolidated statement of income. The company's presentation of NOI, investment in real estate (ph) and mortgage notes was in the press release for periods prior to the first quarter of 2003 have been revised to reflect this classification.

At this point, I would like to turn the call over to Ed.

_____________________________________________

MR. EDWARD GLICKMAN

The company ended the first quarter of 2002 with investment in real estate of
953.6 million, an increase of 116.5 million, or 13.9 percent, over 2003's comparable balance of 837.1 million. Specifically in the retail sector, investment in real estate was up 107 million to 623.9 million, representing a
20.1 percent increase in the retail investment over last year's balance of 516.6 million. The 107.3 million of total retail increase was comprised of 104.9 million of new investments plus 19 million of completed projects that were previously classified as development, plus 16.6 million from the sale of Mandarin Corners. The bulk of the new investment can be attributed to the acquisition of Beaver Valley Mall and an increase in the company's interest in the Willow Grove partnership. The remainder of new investments consists of spending on a number of smaller projects, primarily at Magnolia Mall and the Commons at Magnolia.

At the end of the first quarter 2003, the company's investment in development projects had fallen to 20.8 million from 34.2 million at the end of the first quarter 2003. The $13.4 million decrease in development was the net of 11.9 million of new investments, the sale of a parcel at Crest Plaza for 2.9 million, the previously mentioned 19 million of completed retail properties that were placed into service, and the reclassification of certain development balances into other assets on the balance sheet. Multifamily investment increased 22.7 million over the last 12-month period. 16.6 million of it is attributable to the purchase of the full interest in Regency Lakeside Apartments in Omaha, Nebraska, and the remaining $6.1 million was invested in other multi-family properties towards improvement of the portfolio assets. As a result of the above changes, on a cost basis, the company's portfolio is approximately 65.4 percent retail,
32.1 percent multi-family and 2.2 percent retail development at the end of the first quarter.

On the right side of the balance sheet, the company finished the first quarter with debt capital of 625.1 million, up from 513.1 at the end of the first quarter of '02. The increase is largely associated with the mortgages from the Beaver Valley Mall, and the Willow Grove partnership acquisition, and the company's net borrowings under the line of credit during the year. With interest rates at historical lows and ample credit availability for retail asset purchases, the company is biased toward long-term fixed-rate financing. Of the
625.1 million of total debt at the end of the first quarter, 478.2 or 77 percent was long-term fixed-rate mortgage debt. The remaining 146.9 million or 23 percent was charged against the company's line of credit. After accounting for $75 million of swaps, 89 percent of the outstanding debt was fixed at a weighted average cost of 7.24 percent and weighted average maturity of 6.7 years. The remaining 71.9 million or 11 percent of the company's debt was floating at 165 basis points over LIBOR.

Since the first quarter of '02, PREIT's equity market cap has increased by 15.8 percent to 530.5 million from the year-ago figure 458.3 million. The rise in equity cap was primarily a result of the stock price appreciation from $25.50 to $28.65 during the year, and the issuance of 546,000 new shares. The debt and equity charges during the year have caused our debt to marked capitalization to increase from 52.8 percent at the end of 2002's first quarter to 54.1 percent at the end of the first quarter of '03, a figure which we feel remains in line with the company's leverage target. Subsequent to the close of the first quarter, as John mentioned, the company completed the acquisition of the first four of the six Rouse properties, prefinanced these transactions through a combination of the assumption of $277 million of existing non-recourse mortgage debt, the issuance of $35 million of OP (ph) units and proceeds from a $175 million term acquisition loan. We obtained the 175 million term loan, as well as the 25 million revolving line of credit, from Wells Fargo Bank. The remaining Wells proceeds combined with the proceeds from the anticipated refinancing of certain PREIT portfolio assets will be used to complete the remaining two Rouse property acquisitions. The net proceeds from the sale of the multi-family portfolio set to close in this quarter will be applied to repaying the Wells Fargo loan.

John and I would be happy to answer any questions that you may have at this time.

_____________________________________________

THE OPERATOR

(CALLER INSTRUCTIONS). Josh Bederman (ph), JP Morgan.

_____________________________________________

THE CALLER

Do you guys have combined figures for basically just the AFFO deducts on a combined basis? I saw CROWN sort of has to be reporting with that. Just TIs, leasing commissions, Capex and some straight lines if you have it.

_____________________________________________

COMPANY REPRESENTATIVE

We have ours, Josh, in our supplemental. We show the calculation of -- we call it FAD, but I think it's the same metrics.

_____________________________________________

THE CALLER

Yes. I was just wondering if you it had on a combined basis, looking forward.

_____________________________________________

COMPANY REPRESENTATIVE

And we also included in our supplemental a new table on Capex.

_____________________________________________

THE CALLER

Yes, I saw that. That was great. So you don't have anything for sort of looking out to 04?

_____________________________________________

COMPANY REPRESENTATIVE

Nope.

_____________________________________________

THE OPERATOR

Alexander Goldfarb, Lehman Brothers.

_____________________________________________

THE CALLER

Just some operational expense stuff. I know that the weather this past winter was a bit heavy. Can you just comment, though -- it looks like, both on the retail side, the operational expenses as well as real estate taxes went up in the first quarter versus sort of what would have been expected. So, obviously, the taxes are one issue, and I just want to see what the run rate is -- what your expectation for the year is. And on the operational expense, how much of the increase was weather-related, and how much is stuff that's just natural increases in expenses of operations?

_____________________________________________

COMPANY REPRESENTATIVE

Alex, you're asking specifically on retail?

_____________________________________________

THE CALLER

Yes.

_____________________________________________

COMPANY REPRESENTATIVE

First of all, remember that operating expenses are also covered by common-area maintenance charges in the retail properties. We really highlighted that in the multi-family portfolio, because they are not recovered through CAM charges to the tenants. I don't think we have the breakout of the winter-related expense -- not just for the retail portfolio, but obviously there was excess of snow removal costs in particular--

_____________________________________________

COMPANY REPRESENTATIVE 2

A couple of other items --

_____________________________________________

COMPANY REPRESENTATIVE

-- which will ultimately be recovered.

_____________________________________________

COMPANY REPRESENTATIVE 2

A couple of other items that we had -- after we bought out the Ames lease, and prior to concluding the transaction that we hoped to be concluding with the May Company there, we have to amortize the buyout costs. And that added an expense on the resale side. We also had increased real estate taxes at some of the properties, as well.

_____________________________________________

THE CALLER

So how much is the amortization of the Ames?

_____________________________________________

COMPANY REPRESENTATIVE

The Ames refi amortization is 100,000 in the first quarter.

_____________________________________________

THE CALLER

And then it's done, or it's over a number of quarters?

_____________________________________________

COMPANY REPRESENTATIVE

No. Well, we purchased that lease for $1.75 and we will amortize that over the remaining period, and so, we concluded transactions and put another tenant in it.

_____________________________________________

THE CALLER

And in terms of your expectations for operational expenses for the year, and for taxes for the year, have you put up guidance in terms of what you think they will be up for the year?

_____________________________________________

COMPANY REPRESENTATIVE

No, we have not changed that guidance for taxes, for increased taxes.

_____________________________________________

THE CALLER

And in your comments, you had mentioned some development projects being placed into other assets? Did I understand that correctly?

_____________________________________________

COMPANY REPRESENTATIVE

Yes.

_____________________________________________

THE CALLER

What is that?

_____________________________________________

COMPANY REPRESENTATIVE

Hold on a second.

_____________________________________________

THE OPERATOR

Sir, does that answer your question?

_____________________________________________

THE CALLER

I am still waiting.

_____________________________________________

COMPANY REPRESENTATIVE

One second; we are getting you the answer there. While we find that answer, do you have another question?

_____________________________________________

THE CALLER

On the -- and maybe this is going back to the earlier conference call. The current sort of redevelopment teams that you have in place for the properties -- looking forward, towards the Rouse and the CROWN transaction, how much was that team -- will sort of be physically doing each redevelopment versus overseeing sort of people underneath them? I'm sort of asking how that team will work with the --

_____________________________________________

COMPANY REPRESENTATIVE

Let me just respond to tell you how we look at that. We have a full-fledged development group with eight professionals, and that group has, as you know, as somebody who follows the company closely, it's busy working on a lot of development projects. But the actual amount of development activity in the company today is less than it has been in the past. A lot of the time of that group is devoted to redevelopment activity and the projects that we are working, including the supplemental -- Magnolia, Prince Georges Plaza (ph), et cetera. We will use that group, and also, for a number of professionals within our retail group, headed up by Jeff Cordino (ph), that are very active on the redevelopment project. So as we are now beginning to work on these four Rouse assets that we have acquired, as we refine our plans on the CROWN assets, as we go through the interim period prior to closing, we will be focusing on those assets that have the most immediate redevelopment potential. And obviously, we will also be looking at our staffing to see if we need to increase our staff in either the development group or the retail group to handle the level of redevelopment activity that we determined makes sense to do in the immediate term after closing.

_____________________________________________

COMPANY REPRESENTATIVE 2

And going back to your prior question, now, the deferred cost of 3.4 million, which had previously been shown as development related to predevelopment costs, and we are now classifying those, instead of in the real estate categorization, in other assets.

_____________________________________________

THE CALLER

Okay, so that's 3.4 million of predevelopment?

_____________________________________________

COMPANY REPRESENTATIVE

Right, which was in the development caption and is now under other assets.

_____________________________________________

THE CALLER

And what was the reason for the reclassification?

_____________________________________________

COMPANY REPRESENTATIVE

Change in accounting -- nothing other than a change in accounting status.

_____________________________________________

THE OPERATOR

(CALLER INSTRUCTIONS). Greg Andrews of Greenstreet Advisers.

_____________________________________________

THE CALLER

Can you just talk for a brief minute as to how you account for G&A expenses, and contrast that, perhaps, with the way CROWN reports expenses?

_____________________________________________

COMPANY REPRESENTATIVE

Differences between the two companies really stem from -- in some sense, from the fact that we had, and continued to have, somewhat more of a history in the third-party management business. So our G&A expenses tend to be management company revenues. They are all stated. You can see on our income statement -- I do not know if you have our supplemental in front of you, but if you were to go to one of the pages, you will see that we have management company revenues, G&A and then corporate payroll all broken out. And the cost of running our, let's call it, company, per se, would be the sum of those three items. So we're getting revenues in from the operations of the management company, primarily from third-party properties, and other tenants work that we do and subtract from that the general administrative and cost of payroll. And the balance of that is really our net cost of running the company.

_____________________________________________

THE CALLER

In the management company revenue would include some development activity that you might do on behalf of tenants?

_____________________________________________

COMPANY REPRESENTATIVE

That would include things that we have done for both others and ourselves. And we don't pay ourselves a management fee from our own property.

_____________________________________________

THE CALLER

That would be--can't really do that.

_____________________________________________

THE OPERATOR

Ladies and gentlemen, there appear to be no further questions at this time. I would like to turn the floor back to the management for any closing comments.

_____________________________________________

COMPANY REPRESENTATIVE

Thank you very much, everyone, for listening to us twice today. It has been a great day for the company. We are incredibly excited about the opportunities that the CROWN American merger affords us. But we also want you to note that we are very focused on the day-to-day operations of the company and will continue to have that focus in the period of time while we are concluding the major transactions that we have announced to you. So I thank you for your interest, and we look forward to speaking with you very soon.

_____________________________________________

THE OPERATOR

Ladies and gentlemen, thank you very much for your participation. This does conclude today's Pennsylvania Real Estate Investment Trust first-quarter conference call. You may disconnect your lines at this time, and have a wonderful day.

(CONFERENCE CALL CONCLUDED)



_____________________________________________